Subsidiaries of Advanced Emissions Solutions, Inc.

Entity Name	State or Country of Organization
Advanced Emissions Solutions, Inc.	Delaware
ACS Land Company, LLC	Delaware
ADA Analytics, LLC	Delaware
ADA Analytics Israel Ltd.	Israel
ADA Carbon Solutions, LLC	Delaware
ADA Carbon Solutions (Operations), LLC	Delaware
ADA Carbon Solutions (Red River), LLC	Delaware
ADA Carbon Solutions (Vortex IP), LLC	Delaware
ADA Carbon Solutions (Vortex Operations), LLC	Delaware
ADA-ES, Inc.	Colorado
ADEquity, LLC	Delaware
CarbPure Technologies, LLC	Delaware
Crowfoot Supply Company, LLC	Delaware
Five Forks Mining, LLC	Delaware
FluxSorb Technologies, LLC	Delaware
Marshall Mine, LLC	Delaware

Each subsidiary does business under its chartered name.